BB 3/24

12013791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44108

SEC Mail Processing Section
MAR 19 2012
Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 29th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Potter **(212) 969-9292**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer CPA
(Name – *if individual, state last, first, middle name*)

95 West Main Street Suite 18A	**Chester**	**NJ**	**07930**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Robert R. Meredith & Co., Inc., as

of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Ehrenstein

Signature

FINOP

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15.

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Robert R. Meredith & Co., Inc.

I have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. as of December 31, 2011, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. at December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, & 4 is presented for purposes of additional analysis required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basis financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Joseph E. Gomeringer
Certified Public Accountant

Chester, New Jersey
March 12, 2012

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	3,912
Receivables from Broker		16,655
Due from affiliate, net of allowance of $200,650		823,207
Investment securities, at market value		82,123
TOTAL ASSETS	$	925,897

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	65,607
TOTAL LIABILITIES	$	65,607
Commitments and contingent liabilities		-
Stockholders' Equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued & outstanding		100,000
Additional paid-in capital		791,976
Retained earnings		(31,686)
Total Stockholders' Equity		860,290
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	925,897

The accompanying notes are an integral part of the financial statements.

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Advisory Fee	$	13,670
Investment banking income		66,990
Other income		1,890
Unrealized loss on investments		(70,760)
Total Revenues		13,390
EXPENSES		
Investment Banking Expenses		28,364
Professional fees		20,068
Commissions		5,000
Clearing charges		4,306
Regulatory fees		1,118
Market data		(20,168)
Occupancy		6,195
Office		14,234
Consulting		5,030
Margin Interest		1,600
Total Expenses		65,747
Net Loss	$	(53,957)

The accompanying notes are an integral part of the financial statements.

ROBERT R. MEREDITH

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional		
	Shares	Amount	Paid-In Capital	Retained Earnings	Totals
Balances at January 1, 2011	100	$ 100,000	$ 791,976	$ 22,271	$ 914,247
Capital contribution	-	-	-	-	-
Net (Loss)	-	-	-	(53,957)	(53,957)
Balances at December 31, 2011	100	$ 100,000	$ 791,976	$ (31,686)	$ 860,290

The accompanying notes are an integral part of these financial statements

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECMEBER 31, 2011

Operating Activities:		
Net (Loss)	$	(53,957)
Changes in Operating Assets and Liabilities:		
(Increase) in clearing deposit		(3,224)
Decrease in receivable from clearing broker		13,670
Decrease in due from affiliates		1,895
Decrease in securities purchased, at market value		70,761
Increase in payable to clearing broker		40,075
(Decrease) in accounts payable and accrued expenses		(68,718)
NET CASH USED BY OPERATING ACTIVITIES		502
NET INCREASE IN CASH		502
CASH		
Beginning of Year		3,410
End of Year	$	3,912

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Robert R. Meredith & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Meredith Financial Group Inc. ("MFG"). The Company's operations primarily consist of private placements and securities transactions which are executed on either an agency or riskless principal basis on behalf of its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Revenues derived from commissions earned on the sale of securities are recorded on a trade-date basis as security transactions occur. Investment banking revenues are recorded upon the closing of a deal.

Income Taxes

The Company files its federal, state and city income tax returns on a consolidated basis with its Parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The Company complies with FASB ASC 740-10, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE 3 -B - FAIR VALUE OF INSTRUMENTS (CONTINUED)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2011.

Assets	Fair Value	Fair Value Hierarchy
Investments in securities	$ 82,123	Level 2

NOTE 4 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $7,986 which was $2,986 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 8.21 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS AND LIQUIDITY

At December 31, 2011, the Company had a net receivable from its Parent, MFG, aggregating approximately $823,207. In addition, the Company is dependent upon MFG for the continuing provision of resources such as overhead and personnel. MFG did not generate positive cash flow from operations for the year ended December 31, 2011. MFG believes that its current cash resources and potential revenue resources, coupled with management's aggressive cost cutting

NOTE 5 - RELATED PARTY TRANSACTIONS AND LIQUIDITY (CONTINUED)

measure of overhead, personnel, and facility expenses, should be adequate to fund its own operations as well as the Company's operations for the year ending December 31, 2011. The Company's long-term liquidity is dependent on its ability to develop working capital and attain future profitable operations.

NOTE 6 - CONCENTRATIONS

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

The receivable from the clearing broker is pursuant to this clearance agreement.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk on cash.

Schedule 1

ROBERT R. MEREDITH & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

NET CAPITAL:		
Stockholders' equity		$ 860,290
Less non-allowable assets and deductions:		
Due from affiliates	$ 823,207	
		823,207
Net Capital Before Haircuts, etc.		37,083
Less:		
Haircut		23,457
Undue concentration		5,640
NET CAPITAL		7,986
TOTAL AGGREGATE INDEBTEDNESS		$ 65,607
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 4,374
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL		$ 2,986
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 65,607 / $ 7,986	821.53%

ROBERT R. MEREDITH & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

There are no material differences between the amounts presented on Schedule 1 and the amounts reported in the company's FOCUS Report as of December 31, 2011.

ROBERT R. MEREDITH & CO., INC.

INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

Schedule 4

ROBERT R. MEREDITH & CO., INC.

SUPPLEMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION
DECEMBER 31, 2011

Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17A-5

To the Board of Directors and Stockholder of
Robert R. Meredith & Co., Inc.

In planning and performing my audit of the financial statements and supplementary information of Robert R. Meredith & Co., Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any

deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. The auditor found no material inadequacies to exist or to have existed since the date of the December 31, 2010 previous audit. Accordingly, no corrective action was proposed by the broker.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
March 12, 2012

ROBERT R. MEREDITH & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ROBERT R. MEREDITH & CO., INC.

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